The Fund held its 2009 annual meeting of shareholders on April 22,
2009, for the purpose of considering and voting upon the following proposals:

The results of voting were as follows (by number of shares):
Proposal 1: For nominees to the Board of Directors

Fergus Reid, III1
In Favor 9,920,204
Withheld 631,898
William J. Armstrong 1
In Favor 9,942,573
Withheld 609,529
John F. Finn1
In Favor 9,936,583
Withheld 615,519
Dr. Matthew Goldstein 1
In Favor 9,927,731
Withheld 624,372
Robert J. Higgins1
In Favor 9,929,063
Withheld 623,040
Frankie D. Hughes1
In Favor 9,933,909
Withheld 618,193
Peter C. Marshall1
In Favor 9,940,478
Withheld 611,624
Marilyn McCoy1
In Favor 9,933,177
Withheld 618,925
William G. Morton, Jr. 1
In Favor 9,932,964
Withheld 619,138
Robert A. Oden, Jr. 1
In Favor 9,946,183
Withheld 605,920
Leonard M. Spalding, Jr. 1
In Favor 9,931,631
Withheld 620,472
Frederick W. Ruebeck 2
In Favor 1,565
Withheld
James J. Schonbachler 2
In Favor 1,565
Withheld

1 Elected by the holders of the Fund’s Auction Rate Preferred Stock and
Common Stock voting together as a single class.
2 Elected by holders of the Fund’s Auction Rate Preferred Stock voting separately as a class.

Proposal 2: To approve a new investment advisory agreement with
J.P. Morgan Investment Management Inc. to take effect on May 1,
2009. The proposal was approved and the new investment
advisory agreement took effect on May 1, 2009.
In favor: 7,144,369
Against: 579,385
Abstain: 158,229
Broker non-votes: 2,670,119

Proposal 3: To approve the amendment of one of the Fund’s
investment restrictions to permit the Fund to write covered call options and purchase call options to close out open, covered call options. The proposal was approved and the Fund’s investment restriction was amended:
In favor: 7,244,850
Against: 459,818
Abstain: 177,315
Broker non-votes: 2,670,119